UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2011, (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SunPower Corporation, a Delaware corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated May 3, 2011 (the “Schedule TO”), filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”) and its indirect wholly owned subsidiary, Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), to purchase up to 34,144,400 Class A Shares and up to 25,220,000 Class B Shares (or such greater number of Class A Shares and Class B Shares as Purchaser may elect to purchase as expressly permitted by the Tender Offer Agreement) at a purchase price of $23.25 per Share for each class, net to the seller thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) (which collectively constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended, supplemented and modified to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended, supplemented and modified by adding the following paragraphs to the end of subsection (b) captioned “Background of the Offer” as follows:

“On May 24, 2011, Total and Purchaser extended the expiration of the Offer for a period of ten business days consistent with the terms of the Tender Offer Agreement. The Offer is now scheduled to expire at 12:00 midnight, New York City time, on June 14, 2011, unless further extended. The Offer was extended because it is unlikely that Total and Purchaser will receive the approval of the Commission under the EC Merger Regulation prior to 12:00 midnight, New York City time, on May 31, 2011, the previously scheduled expiration of the Offer.

On May 24, 2011, Total and Purchaser issued a press release announcing the extension of the Offer. The full text of the press release is set forth as Exhibit (a)(1)(H) to Amendment No. 2 to the Schedule TO filed by Purchaser and Total on May 24, 2011 and is incorporated by reference herein.”

Item 8. ADDITIONAL INFORMATION

Item 8 of Schedule 14D-9 is hereby amended, supplemented and modified by amending and restating the last four paragraphs of subsection (f) captioned “Antitrust” in their entirety as follows:

“The Offer is subject to merger control clearance by the Commission pursuant to the EC Merger Regulation. Under the EC Merger Regulation, a transaction meeting certain thresholds may not be completed before it is notified to the European Commission (the “Commission”) and the Commission (a) has not declared that the transaction does not to fall within the scope of the EC Merger Regulation, (b) has declared that the transaction is compatible with the common market, or (c) has been deemed to have declared that the transaction is compatible with the common market. The purchase of Shares pursuant to the Offer falls under the definition of a notifiable concentration pursuant to the EC Merger Regulation.

Pursuant to the Tender Offer Agreement and the requirements of the EC Merger Regulation, Purchaser filed a Form CO with respect to the Offer with the Commission on May 24, 2011. Within 25 working days of the filing of the Form CO, the Commission must decide whether to approve the Offer or to open an in-depth (Phase II) investigation. If a decision is not taken within this period, the Offer is deemed to have been approved. This period is extended to 35 working days if the parties propose remedies to resolve any competition concerns the Commission may have, or if a Member State requests that all or part of the Offer be referred to its national competition authority for review under national merger control legislation. The Commission will open a Phase II investigation only if it has serious doubts that the Offer will significantly impede competition in the single market or a substantial part of it, and the parties have not offered remedies that resolve those doubts. If an in-depth investigation (Phase II) is opened, the Commission’s investigation can take up to an additional 90 working days, which can be extended in certain circumstances, including if the parties offer commitments with a view to rendering the Offer compatible with the single market. If the Commission has not taken a decision within 90 working days, nor extended this investigation period, the Offer is deemed to have been approved

The EC Merger Regulation provides that a concentration cannot be put into effect until EC merger control approval has been obtained from the Commission. However, the EC Merger Regulation expressly states that, in a public bid situation, the acquirer is not prevented from acquiring the securities of the target company, provided that (a) the concentration is notified without delay and (b) the acquiror does not exercise the voting rights attached to the securities in question or does so only to maintain the full value of its investments, and even then still only after obtaining a derogation granted by the Commission.

The Commission frequently scrutinizes under the EC Merger Regulation transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. The Commission could prohibit the transaction by declaring that the concentration is incompatible with the common market or the Commission could require, as a condition to clearance, a remedy such as the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of SunPower or its subsidiaries, or of Purchaser or its subsidiaries. Although the parties believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the Commission or, if a challenge is made, what the result will be.”

Item 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

(a)(13)	Press Release, issued on May 24, 2011 (incorporated herein by reference to Exhibit (a)(1)(H) to Amendment No. 2 to the Schedule TO filed by Purchaser and Total on May 24, 2011).

(a)(14)	Revised FAQs for participants in SunPower’s Stock Incentive Plan, dated May 24, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

Date: May 25, 2011	By:	/s/ BRUCE R. LEDESMA
	Name:	Bruce R. Ledesma
	Title:	Executive Vice President, General Counsel and Corporate Secretary